                                      FORM 11-K

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.   20549




(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                          OR


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to
                               --------    ---------

Commission file numbers 2-90702, 33-18202, 33-55986 and 33-56101
                        ----------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:



                                 ECOLAB SAVINGS PLAN




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                     ECOLAB INC.
                                 370 N. Wabasha St.
                          Saint Paul, Minnesota  55102-1390

                                 ECOLAB SAVINGS PLAN
                                 -------------------







                       REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           As of December 31, 1996 and 1995

                                         and

                 for the years ended December 31, 1996, 1995 and 1994

                              AND SUPPLEMENTAL SCHEDULES

                               as of December 31, 1996

                                         and

                               for the year then ended

                                 INDEX
                                 -----

                                                               Page(s)
                                                               -------
Report of Independent Accountants                                 2

Financial Statements:
  Statements of Net Assets Available for Plan
    Benefits as of December 31, 1996 and 1995                     3


  Statement of Changes in Net Assets
    Available for Plan Benefits, With
    Fund Information for the year ended
    December 31, 1996                                           4 - 5


  Statement of Changes in Net Assets
    Available for Plan Benefits, With
    Fund Information for the year ended
    December 31, 1995                                           6 - 7


  Statement of Changes in Net Assets
    Available for Plan Benefits, With
    Fund Information for the year ended
    December 31, 1994                                             8


  Notes to Financial Statements                                9 - 19


Supplemental Schedules:
  Line 27a - Schedule of Assets Held for
    Investment Purposes as of December 31, 1996                   20

  Line 27b - Schedule of Loans or Fixed Income
    Obligations for the year ended December 31, 1996              21

  Line 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1996                      22 - 23

                          REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
Ecolab Savings Plan

    We have audited the financial statements of the Ecolab Savings Plan as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Ecolab Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                              /s/Coopers & Lybrand L.L.P.
                                              COOPERS & LYBRAND L.L.P.

Saint Paul, Minnesota
June 11, 1997                             2

                                 ECOLAB SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           as of December 31, 1996 and 1995

(in thousands)                                               1996      1995
                                                           --------  -------
    ASSETS

Investments:
    Mutual funds:
      Fidelity Retirement Money Market Portfolio           $  7,855  $  6,123
      Fidelity Government Securities Fund                    13,020    12,420
      Fidelity Puritan Fund                                  27,297    12,129
      Spartan U.S. Equity Index Fund                         25,598    16,978
      Fidelity Magellan Fund                                 24,167    20,460
      Fidelity Small Cap Stock Fund                           9,906     7,424
      Fidelity Overseas Fund                                 10,395     7,329
                                                           --------  --------
                                                            118,238    82,863

    Managed Income Fund                                      39,803    37,577
    Ecolab Stock Fund                                       148,184   108,855
    Participant loans                                        13,679    12,092
                                                           --------  --------

       Total investments                                    319,904   241,387
                                                           --------  --------

Receivables:
    Employer contributions                                    1,255
    Dividends                                                   619       499
                                                           --------  --------

       Total receivables                                      1,874       499
                                                           --------  --------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                                       $321,778  $241,886
                                                           --------  --------
                                                           --------  --------



                        The accompanying notes are an integral
                          part of the financial statements.

                                 ECOLAB SAVINGS PLAN
                          STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                         for the year ended December 31, 1996

                                                           Spartan
                           Retirement                        U.S.
                             Money    Government            Equity             Small Cap
(in thousands)              Market    Securities  Puritan   Index    Magellan    Stock    Overseas  Fidelity
                           Portfolio     Fund      Fund      Fund      Fund      Fund       Fund    Subtotal
                           ---------  ----------  -------  --------  --------  --------- ---------  --------
Additions:
  Interest                                        $    15                                           $     15
  Dividends                $  350     $   863       3,136  $   606   $ 3,733   $  368    $   627       9,683
  Net appreciation
    (depreciation) in
    the fair value
    of investments                       (581)        526    3,759    (1,215)     691        468       3,648
                           -------    -------     -------  -------   -------   ------    -------    --------
       Total investment
         income                350       282        3,677    4,365     2,518    1,059      1,095      13,346
  Plan expenses                 (8)        (6)        (10)      (7)       (5)      (8)        (1)        (45)
                           -------    -------     -------  -------   -------   ------    -------    --------
                               342        276       3,667    4,358     2,513    1,051      1,094      13,301

  Employee contributions       503      1,295       1,628    1,856     2,945    1,325      1,272      10,824
  Employer contributions
  Transfers from other
    plans                      263        271      15,335      623     1,333                 122      17,947
                           -------    -------     -------  -------   -------   ------    -------    --------
       Total additions       1,108      1,842      20,630    6,837     6,791    2,376      2,488      42,072

Deductions:
  Distributions and
    withdrawals               (454)      (315)     (1,871)    (631)     (449)    (179)      (178)     (4,077)
                           -------    -------     -------  -------   -------   ------    -------    --------

Net increase before loan
  activity and interfund
  transfers                    654      1,527      18,759    6,206     6,342    2,197      2,310      37,995

Loans granted                 (198)      (316)     (1,023)    (630)     (832)    (286)      (303)     (3,588)
Loan principal and
  interest repayments          163        380         449      523       838      332        326       3,011
Interfund transfers          1,113       (991)     (3,017)   2,521    (2,641)     239        733      (2,043)
                           -------    -------     -------  -------   -------   ------    -------    --------
Net increase                 1,732        600      15,168    8,620     3,707    2,482      3,066      35,375

Net assets available
  for plan benefits:
    Beginning of year        6,123     12,420      12,129   16,978    20,460    7,424      7,329      82,863
                           -------    -------     -------  -------   -------   ------    -------    --------
    End of year             $7,855    $13,020     $27,297  $25,598   $24,167   $9,906    $10,395    $118,238
                           -------    -------     -------  -------   -------   ------    -------    --------
                           -------    -------     -------  -------   -------   ------    -------    --------

       The accompanying notes are an integral part of the financial statements.
                                      (Continued)


                                                     ECOLAB SAVINGS PLAN
                                              STATEMENT OF CHANGES IN NET ASSETS
                                      AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                        for the year ended December 31, 1996(Continued)


                                                 Managed        Ecolab
(in thousands)                    Fidelity       Income          Stock     Participant
                                  Subtotal        Fund           Fund          Loans          Other        Total
                                 ----------      -------       --------    --------------    -------       ------
Additions:
  Interest                        $     15       $ 2,102       $      1      $   958         $  120       $  3,076
  Dividends                          9,683                        2,078                                     11,881
  Net appreciation
      (depreciation) in
      the fair value
      of investments                 3,648                       29,304                                     32,952
                                  ---------      --------       --------    --------------    --------     --------
         Total investment
           income                   13,346         2,102         31,383          958            120         47,909
  Plan expenses                        (45)          (27)           (41)                                      (113)
                                  ---------      --------      ---------    --------------   ---------     ---------
                                    13,301         2,075         31,342          958            120         47,796

  Employee contributions            10,824         2,054          4,504                                     17,382
  Employer contributions                                          6,276                       1,255          7,531
  Transfers from other
     plans                          17,947           391                                                    18,338
                                  ---------       -------      ---------    --------------   ---------     ----------
         Total additions            42,072          4,520        42,122          958           1,375         91,047

Deductions:
  Distributions and
     withdrawals                    (4,077)        (2,161)       (4,434)        (483)                       (11,155)
                                  ---------       --------     ---------    --------------    --------     ----------


Net increase before loan
  activity and interfund
  transfers                         37,995          2,359        37,688           475          1,375         79,892

Loans granted                       (3,588)        (1,084)       (2,201)        6,873
Loan principal and
  interest repayments                3,011            961         1,789        (5,761)
Interfund transfers                 (2,043)           (10)        2,053
                                 ----------       --------      --------    --------------    --------      ---------


Net increase (decrease)             35,375           2,226        39,329         1,587          1,375         79,892

Net assets available
  for plan benefits:
     Beginning of year              82,863          37,577       108,855         12,092           499        241,886
                                 ----------       ---------     ---------   --------------      --------    -----------

     End of year                  $118,238         $39,803      $148,184        $13,679         $1,874       $321,778
                                 ----------       ---------     ---------   --------------      --------    -----------
                                 ----------       ---------     ---------   --------------      --------    -----------

                                      The accompanying notes are an integral part of the financial statements.
                                                                        5

                                                                  ECOLAB SAVINGS PLAN
                                                           STATEMENT OF CHANGES IN NET ASSETS
                                                    AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                          for the year ended December 31, 1995

                                                                      Spartan
                             Retirement                                 U.S.
                               Money       Government                  Equity                  Small Cap
                               Market      Securities    Puritan       Index      Magellan       Stock       Overseas    Fidelity
(in thousands)                Portfolio       Fund        Fund         Fund         Fund          Fund         Fund      Subtotal
                            ------------   -----------   --------    ----------   ---------    ------------  ----------  ---------
Additions:
  Interest                                                             $    33                                             $   33
  Dividends                   $   285        $   615      $   600          407      $ 1,159         $  465        $ 167     3,698
  Net appreciation in
    the fair value
    of investments                               899        1,149        4,826        2,951            717          674    11,216
                            ------------    ----------    --------     ---------    ---------    ------------   ---------  -------
       Total investment
         income                   285          1,514        1,749        5,266        4,110          1,182          841    14,947
  Plan expenses                    (8)           (10)          (9)           7          (12)            (4)          (5)      (41)
                            ------------    ----------     --------    ---------    ---------     -----------    --------  -------
                                  277          1,504        1,740        5,273        4,098          1,178          836    14,906

  Employee contributions          391          1,334        1,211        1,448        2,229            920        1,184     8,717
                            ------------    ----------    ---------    ---------    ----------    -----------     --------  ------
  Employer contributions
        Total additions           668          2,838        2,951        6,721        6,327           2,098        2,020   23,623

Deductions:
  Distributions and
    withdrawals                  (470)          (353)        (356)        (380)        (399)           (199)        (273)  (2,430)
                           -------------    ----------     --------     ---------    ----------    -----------     ------- -------

Net increase before loan
  activity and interfund
  transfers                       198           2,458       2,595        6,341         5,928           1,899        1,747  21,193

Loans granted                    (159)           (464)       (276)        (569)         (765)           (241)        (277) (2,751)
Loan principal and
  interest repayments             195             376         325          375           564             217          313   2,365
Interfund transfers             5,889          10,023       9,485       10,831        14,733           5,549        5,546  62,056
                           ------------      ---------    --------     --------       ---------      ---------     ------- ------

Net increase (decrease)         6,123          12,420      12,129       16,978         20,460          7,424        7,329  82,863

Net assets available
  for plan benefits:
    Beginning of year              -             -           -              -             -               -            -      -
                          --------------     ---------    ---------    --------       ---------      ----------     ------- ------

    End of year               $ 6,123        $12,420      $12,129      $16,978        $20,460           $7,424      $7,329 $82,863
                          --------------     ---------    --------     --------       ----------     -----------    ------- ------
                          --------------     ---------    --------     --------       ----------     -----------    ------- ------


                                       The accompanying notes are an integral part of the financial statements.
                                                                         (Continued)
                                                                             6

                                            ECOLAB SAVINGS PLAN
                                    STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               for the year ended December 31, 1995 (Continued)

                                                            Common      Managed     Ecolab
                                   Fidelity     Income      Stock       Income      Stock      Participant
(in thousands)                     Subtotal     Fund        Fund        Fund        Fund           Loans       Other     Total
                                 -----------   --------    ---------   --------    --------    ------------   -------   --------
Additions:
  Interest                         $    33                              $ 2,407                    $   703               $  3,143
  Dividends                          3,698                                          $  1,269                   $499         5,466
  Net appreciation in
    the fair value
    of investments                  11,216                                            32,977                                44,193
                                  ----------                           ---------   -----------                          -----------
        Total investment
         income                     14,947                                2,407       34,246           703                 52,802
  Plan expenses                        (41)                                   4          (41)                                 (78)
                                  ----------                           ---------   -----------    ----------            -----------
                                    14,906                                2,411       34,205           703                 52,724

  Employee contributions             8,717                                2,325        4,059                               15,101
  Employer contributions                                                               5,837                                5,837
  Other                                                                                                527                    527
                                  ----------                           ---------   -----------    ----------  -------   -----------
    Total additions                 23,623                                4,736       44,101         1,230      499        74,189

Deductions:
  Distributions and
    withdrawals                     (2,430)                              (2,578)      (3,920)         (178)                (9,106)
                                  ----------                           ---------   -----------    ----------            -----------
Net increase before loan
  activity and interfund
  transfers                         21,193                                2,158       40,181         1,052      499        65,083

Loans granted                       (2,751)                              (1,270)      (2,170)        6,191
Loan principal and
  interest repayments                2,365                                  821        1,332        (4,518)
Interfund transfers                 62,056    $(63,258)    $(24,496)     35,868      (10,170)
                                  ----------  ----------  -----------  ---------   -----------    ----------  -------   -----------

Net increase (decrease)             82,863     (63,258)     (24,496)     37,577       29,173         2,725      499        65,083

Net assets available
  for plan benefits:
    Beginning of year                  -        63,258       24,496         -         79,682         9,367       -        176,803
                                  ----------  ----------  -----------  ---------   -----------    ----------  -------   -----------
    End of year                    $82,863     $   -       $   -        $37,577     $108,855       $12,092     $499      $241,886
                                  ----------  ----------  -----------  ---------   -----------    ----------  -------   -----------
                                  ----------  ----------  -----------  ---------   -----------    ----------  -------   -----------



       The accompanying notes are an integral part of the financial statements.
                                          7

                               ECOLAB SAVINGS PLAN
                        STATEMENT OF CHANGES IN NET ASSETS
                AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                       for the year ended December 31, 1994

                                      Common   Ecolab
                           Income     Stock    Stock      Participant
(in thousands)             Fund       Fund     Fund          Loans       Total
                          -------    -------  --------    ------------  ------
Additions:
  Interest                $ 4,358   $    12   $    31       $   516     $ 4,917
  Dividends                                     1,644                     1,644
  Net appreciation
   (depreciation)in
    the fair value
    of investments                      294    (5,889)                   (5,595)
                          -------   -------   -------        ------    --------
       Total investment
         income             4,358       306    (4,214)          516         966
  Plan expenses              (199)      (72)      (95)                     (366)
                          -------   -------   -------        ------    --------
                            4,159       234    (4,309)           51         600

  Employee contributions    4,579     3,002     5,746                    13,327
  Employer contributions                        5,131                     5,131
                          -------   -------   -------        ------    --------
    Total additions         8,738     3,236     6,568           516      19,058

Deductions:
  Distributions and
    withdrawals            (4,760)   (1,343)   (3,858)         (184)    (10,145)
                          -------   -------   -------        ------    --------

Net increase before loan
  activity and interfund
  transfers                 3,978     1,893     2,710           332       8,913

Loans granted              (2,259)     (878)   (1,904)        5,041

Loan principal and
  interest repayments       1,588       872     1,551        (4,011)

Interfund transfers        (2,464)   (1,016)    3,480
                          -------   -------   -------        ------    --------
Net increase                  843       871     5,837         1,362       8,913

Net assets available
  for plan benefits:
    Beginning of year      62,415    23,625    73,845         8,005     167,890
                          -------   -------   -------        ------    --------
    End of year           $63,258   $24,496   $79,682        $9,367    $176,803
                          -------   -------   -------        ------    --------
                          -------   -------   -------        ------    --------

                              The accompanying notes are an integral
                                 part of the financial statements.

                                 ECOLAB SAVINGS PLAN
                            NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN:

    The following brief description of the Ecolab Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

    GENERAL AND ELIGIBILITY:

    The Plan is a qualified defined contribution plan available to employees of Ecolab Inc. (the "Company") and certain of its subsidiaries. Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Effective January 1, 1996, employees who were participating in the Profit Sharing Retirement Plan of Kay Chemical Company and the Kay Chemical Company Section 401(k) Savings Plan became participants of the Plan. Also effective January 1, 1996, employees who were participating in the Profit Sharing Plan and Trust for Employees of Western Water Management, Inc. became participants of the Plan. Employees participating in the Huntington Laboratories, Inc. Savings and Retirement Plan became participants of the Plan effective January 1, 1997 (see Note 6). Assets transferred into the Plan as these employees became participants are shown separately in the Statement of Changes in Net Assets Available for Plan Benefits and Fund Information. Employee participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended (the "Code").

    CONTRIBUTIONS:

    Contributions are made to the Plan as "before-tax savings contributions," "after-tax savings contributions," "employer matching contributions" or "employer profit sharing contributions."


                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)


1.  DESCRIPTION OF PLAN, (Continued):

    Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced. Participants may reduce their compensation up to 10% (subject to a statutory annual maximum of $9,500 in 1996 and $9,240 in 1995 and
    1994)for the purpose of making before-tax savings contributions to the Plan.

    After-tax savings contributions are contributions made by the Company on behalf of participants through after-tax payroll deductions. The total of before-tax savings contributions made on behalf of a participant and a participant's after-tax savings contributions cannot exceed 16% of a participant's compensation.

    Employer matching contributions are made by the Company in an amount equal to 50% of the total before-tax savings contributions and after-tax savings contributions for a payroll period which do not exceed 6% of a participant's eligible compensation for that period, as defined. Employer matching contributions are invested entirely in the Ecolab Stock Fund.

    Employer profit sharing contributions are discretionary and may be determined each year by the Company's Board of Directors. Profit sharing contributions are divided among employees who are not eligible for a management incentive or equivalent bonus and are invested entirely in the Ecolab Stock Fund.

    The levels of contributions made by or on behalf of participants who are "highly compensated," as defined in the Code, are subject to limitations under the Code based on the level of contributions made by employees who are not considered highly compensated.

    VESTING:

    Before-tax savings contributions, after-tax savings contributions, employer profit sharing contributions and investment income thereon are always 100% vested. Participants become vested in the employer matching contributions and investment income thereon at a rate of 25% each year, after two years of continuous service, until fully vested after five years of continuous service. Participants also become fully vested in those contributions in the event of death or total disability while employed by the Company or retirement at or after age 65.

                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)


1.  DESCRIPTION OF PLAN, (Continued):

    PLAN BENEFITS:

    Benefits to participants are limited to the amount vested in each participant's account. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the vested portion of the participant's account. An employee distribution or withdrawal from the Plan may be subject to federal income tax. Forfeitures of nonvested employer matching contributions and related investment income are used to reduce future employer contributions.

    PARTICIPANT LOANS:

    Participants and beneficiaries are permitted to borrow from their accounts. The total amount of a participant's loan may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding loan balance for the previous twelve month period, or (b) 50% of the participant's vested interest in his or her account. When a loan is granted, the appropriate account balances are reduced and a separate loan account is created. Loan payments, together with interest, are repaid at the rate designated by the Plan Administrator, generally over 5 or 10 years.

    PARTICIPANT ACCOUNTS AND ALLOCATION:

    Fidelity Institutional Retirement Services Company ("Fidelity"), a division of Fidelity Investments Institutional Services Company, Inc., has provided directly or through one or more of its subsidiaries investment management, recordkeeping and trustee services for the Plan since January 1, 1995.

    Each participant's account is credited with the participant's contributions, the employer matching contributions, any employer profit sharing contributions and investment income thereon.


                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)
                                    --------------



1.  DESCRIPTION OF PLAN, (Continued):

    Except for employer matching and profit sharing contributions which are invested in the Ecolab Stock Fund, participants are allowed to allocate their entire account balance and/or future before-tax and after-tax savings contributions in any combination of nine investment options. Participants can transfer their invested funds among the investment options and/or change the investment of their future contributions daily, as desired. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

    All contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants. Seven of the nine investment options are mutual funds of Fidelity, managed by Fidelity Management and Research Company. The remaining investment options include a fund invested primarily in investment contracts and a fund invested primarily in Ecolab Inc. common stock, both managed by Fidelity Management Trust Company. The nine investment funds available to participants in 1996 and 1995 were:


    Fidelity Retirement      This portfolio invests in money market
    Money Market             instruments offered by U.S. and foreign
    Portfolio                issuers.

    Fidelity Government      This fund is invested principally in
    Securities Fund          securities issued or guaranteed by the
                             U.S. government or its agencies.

    Fidelity Puritan Fund    This fund invests in a broadly diversified
                             portfolio of securities, including common and preferred stocks and bonds of U.S. and foreign issuers.



                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)
                                    --------------



1.  DESCRIPTION OF PLAN, (Continued):

    Spartan U.S. Equity      This fund (formerly called the
    Index Fund               Fidelity U.S. Equity Index Portfolio) makes
                             investments in equity securities and attempts to duplicate the composition and total returns of the Standard & Poor's Daily Stock Price Index of 500 common stocks.

    Fidelity Magellan Fund   This fund is invested primarily in common stocks
                             and securities convertible into common stock.

    Fidelity Small Cap       This fund invests primarily in stocks issued by
    Stock Fund               smaller companies, which may include start-up
                             companies, companies whose stocks have recently become publicly traded, or companies that operate in small industries or regional markets.


    Fidelity Overseas Fund   This fund invests  primarily in common stocks,
                             securities convertible into common stock, securities denominated in foreign currencies and debt instruments in markets outside North America.

    Managed Income Fund      This fund is comprised of investment contracts
                             which were purchased before 1995 by the former investment manager and units in commingled trust funds in the Managed Income Portfolio II ("MIPII") of the Fidelity Group Trust for Employee Benefit
                             Plans. MIPII invests primarily in contracts issued by major insurance companies and other approved financial institutions.

    Ecolab Stock Fund        This fund is comprised primarily of Ecolab Inc.
                             common stock.



                                     (Continued)
                                          13

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)
                                    --------------



1.  DESCRIPTION OF PLAN, (Continued):

    Prior to January 1, 1995, the Plan invested in certain investment funds which were no longer investment options at December 31, 1996 and 1995 (the Income Fund and Common Stock Fund).

    During 1994 the allocation of the participants' before-tax and after-tax savings contributions to the investment funds was selected by the participants and could be changed monthly.

    As of December 31, 1996, approximately 6,400 employees were participating in the Plan. At December 31, 1996, 1995 and 1994, the approximate number of participants in each investment fund was as follows:


                                                        1996      1995      1994
                                                        ----      ----      ----

    Income Fund                                                            3,500
    Common Stock Fund                                                      2,600
    Fidelity Retirement Money
      Market Portfolio                                   900       700
    Fidelity Government Securities Fund                1,800     1,700
    Fidelity Puritan Fund                              2,300     1,700
    Spartan U.S. Equity Index Fund                     2,900     2,500
    Fidelity Magellan Fund                             3,200     2,800
    Fidelity Small Cap Stock Fund                      2,100     1,800
    Fidelity Overseas Fund                             2,200     1,900
    Managed Income Fund                                3,500     2,900
    Ecolab Stock Fund                                  6,400     5,800     5,600

    PLAN TERMINATION:

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.



                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)

                                    ------------


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The financial statements are prepared in conformity with generally accepted accounting principles and the following significant accounting policies.

    VALUATION OF INVESTMENTS:

    Investments in the Managed Income Fund are recorded at the underlying net asset value per unit, which approximates fair value. Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit, which approximates fair value based on the quoted market price of the Company's common stock. Fidelity mutual funds are recorded at the underlying net asset value per unit, which approximates fair value based on the quoted market price of these funds.

    The Loan Accounts of participants are recorded at the principal value of outstanding loans, plus accrued interest.

    Approximately $3.6 million of assets invested in the Managed Income Fund are with an insurance company which was taken over in 1994 by regulators. As a result, the assets were segregated as of August 12, 1994 and were unavailable for investment transfers, loans, distributions or withdrawals by participants. In May 1997, a settlement was reached for all of the insurance company's contract-holders and participants to receive 100% of the principal balance plus approximately 16% as an additional interest credit. Once these amounts become available, participants can transfer their respective balance related to these assets to any of the Plan's other investment options in accordance with regular Plan terms.

    INTEREST AND DIVIDENDS:

    Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

    NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS:

    The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits, With Fund Information the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.



                                     (Continued)
                                          15

                                ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)

                                    ------------


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued):

    CONTRIBUTIONS:

    Participant before-tax and after-tax savings contributions are recorded in the period the employer makes the payroll deductions. Employer matching
    contributions are accrued based on participant contributions.   For the
    1996 Plan year, the Company's Board of Directors declared a profit sharing contribution amounting to $1,255,000 to be divided among eligible participants. No employer profit sharing contributions were made for the 1995 or 1994 Plan years.

    USE OF ESTIMATES:

    The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    RISKS AND UNCERTAINTIES:

    The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net assets Available for Plan Benefits in future periods.

    DISTRIBUTIONS TO PARTICIPANTS:

    Distributions to participants are recorded when the distribution is made.

    PLAN EXPENSES:

    A portion of the administrative expenses of the Plan were paid by the Company. Certain asset management and administrative fees of the Plan have been charged against the Plan's investment income.


                                     (Continued)
                                          16

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)

                                    ------------


3.  INVESTMENTS:

    Investments that represent 5 percent or more of the Plan's net assets available for Plan benefits at December 31, 1996 and 1995 are summarized as follows:

                                      Fair Value             Cost
                                  -----------------  ----------------
    (in thousands)                 1996      1995     1996     1995
                                  -------  --------  -------  -------

    Fidelity Government
     Securities Fund                 (1)   $ 12,420    (1)    $11,583

    Fidelity Puritan Fund         $27,297    12,129  $26,016   11,090

    Spartan U.S. Equity
      Index Fund                   25,598    16,978   18,921   13,436

    Fidelity Magellan Fund         24,167    20,460   22,782   17,927

    Managed Income Fund            39,803    37,577   39,803   37,577

    Ecolab Stock Fund             148,184   108,855   77,324   63,379


    (1) Investment did not comprise 5 percent or more of the Plan's net assets available for Plan benefits for this year.

    At December 31, 1996, the fair value of non-participant-directed investments in the Ecolab Stock Fund approximated $93,491,000.

4.  TAX STATUS:

    The Plan constitutes a qualified trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a). The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated October 26, 1994, was received from the Internal Revenue Service. The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter in connection with the change in its trustee and investment managers (see
    Note 6). However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     (Continued)

                              ECOLAB SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, (Continued)
                                   ___________

5.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS:

    The trustees, Fidelity in 1996 and 1995 and Mellon Bank N.A. in 1994, were authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under their control and in securities of the Company. As of December 31, 1996 and 1995, investments in Fidelity funds totaled 49% and 50% of Plan assets, respectively.

    In 1996 and 1995, participant contributions were invested in the Managed Income Fund and mutual funds under the trustee's control. In 1996, there were 2,691 purchases and 1,968 sales in these various funds totaling $81,625,000 and $47,738,000, respectively. In 1995, there were 2,469 purchases and 1,624 sales in these funds totaling $115,034,000 and $68,422,000, respectively. In addition, participant and employer matching contributions were invested in the Ecolab Stock Fund consisting of Ecolab Inc. common stock and short-term investment funds under the trustee's control. In 1996, there were 342 purchases and 270 sales in this fund, totaling $29,760,000 and $19,735,000, respectively. In 1995, there were 318 purchases and 229 sales in this fund totaling $22,029,000 and $25,729,000, respectively.

    In 1994, temporary cash balances were invested on a daily basis in short-term investment funds under the trustee's control. In 1994, there were 457 purchases and 228 sales in the various short-term investment
    funds, totaling $68,276,000 and $41,907,000, respectively.      In 1994
    purchases, at cost, of Ecolab Inc. common stock were $13,348,000. In 1994 sales, at fair value, of Ecolab Inc. common stock were $1,945,000.

6.  PLAN AMENDMENTS:

    A Declaration of Merger was adopted by the Company, effective January 1, 1996, to merge the assets of the Profit Sharing Retirement Plan and Trust Agreement of Kay Chemical Company and the Kay Chemical Company Section 401(k) Savings Plan into the Plan. A Declaration of Merger was also adopted by the Company, effective June 1, 1996, to merge the assets of the Profit Sharing Plan and Trust for Employees of Western Water Management, Inc. into the Plan. The assets transferred into the Plan as a result of these mergers were invested in similar investment options as under the prior plans until participants were able to direct their accounts into one or more of the Plan's available investment options.

                                     (Continued)

                              ECOLAB SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, (Continued)
                                   ___________

6.  PLAN AMENDMENTS, (Continued):

    The Plan was amended, effective in 1995, to provide for the change in its trustee and investment managers to Fidelity. As a result of these changes, the Plan increased its investment options available to Plan participants from three to nine, provided for daily processing and valuation of accounts and the ability to handle the majority of participant transactions by telephone.

    The Plan was also amended, effective in 1994, to provide for the immediate eligibility of employees to participate in the Plan along with other minor modifications necessary to conform with law changes or to allow for efficient and equitable Plan administration.

    As of January 1, 1997, the Huntington Laboratories, Inc. Savings and Retirement Plan was merged into and became a part of the Plan under a Declaration of Merger adopted in December 1996. Assets of $4,907,000 were transferred to the Plan subsequent to December 31, 1996.

                                   SUPPLEMENTAL SCHEDULES

                              ECOLAB SAVINGS PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            as of December 31, 1996

                              -----------------
                                EIN 41-0231510
                               Plan Number: 003

(Dollars in thousands)

                                                   (c)
                                       Description of Investment,
                (b)                     Including Maturity Date,                  (e)
      Identity of Issue, Borrower,    Rate of Interest, Collateral,     (d)      Current
(a)     Lessor or Similar Party          Par or Maturity Value         Cost       Value
---   ---------------------------     ----------------------------    --------   --------
*     Fidelity Management and          Fidelity Retirement Money
        Research Co.                   Market Portfolio,
                                       7,855,252 units                $  7,855   $  7,855

*     Fidelity Management and          Fidelity Government
        Research Co.                   Securities Fund,
                                       1,343,642 units                  12,811     13,020

*     Fidelity Management and          Fidelity Puritan Fund,
        Research Co.                   1,583,351 units                  26,016     27,297

*     Fidelity Management and          Spartan U.S. Equity
        Research Co.                   Index Fund,
                                       949,848 units                    18,921     25,598

*     Fidelity Management and          Fidelity Magellan Fund,
        Research Co.                   299,649 units                    22,782     24,167

*     Fidelity Management and          Fidelity Small Cap Stock
        Research Co.                   Fund, 730,560 units               8,667      9,906

*     Fidelity Management and          Fidelity Overseas Fund,
        Research Co.                   337,062 units                     9,516     10,395

*     Fidelity Management              Managed Income Fund,
        Trust Co.                      39,803,244 units                 39,803     39,803

*     Ecolab Inc.                      Ecolab Stock Fund,
                                       8,259,962 units                  77,324    148,184

*     Participant loans                Participant loans due
                                       1/97-12/2006 (stated
                                       interest rates ranging
                                       from 6.0% to 11.5%)                         13,679
                                                                      --------   --------
                                                                      $223,695   $319,904
                                                                      --------   --------
                                                                      --------   --------

* Party-in-interest

                               ECOLAB SAVINGS PLAN

               LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                       for the year ended December 31, 1996

                               -------------------

                                  EIN 41-0231510

                                 Plan Number: 003

(Dollars)


                                           Amount Received
                            (c)              During Year            (f)                                         Overdue Amount
           (b)            Original      ----------------------     Unpaid          (g)                      ---------------------
       Indemtity of         Loan           (d)          (e)       Balance at    Description                    (h)         (i)
(a)      Obligor           Amount       Principal     Interest     Year End       of Loan                   Principal    Interest
---    ------------       --------      ---------     --------    ----------    -----------                 ---------    --------
     Plan Participant -                                                         Participant Loan:

 *   WIL 14                $10,500         $299         $301        $9,063      General purpose note          $9,063      $   -
                                                                                dated 2/28/94, 6.0%
                                                                                annual interest rate
                                                                                and scheduled maturity
                                                                                of 2/16/99.

     Plan Participant -                                                         Participant Loan:

 *   SAU 06                 16,000            -            -        14,761      General purpose note          14,761          -
                                                                                dated 1/31/94, 6.0%
                                                                                annual interest rate
                                                                                and scheduled maturity of
                                                                                1/16/99.




* Denotes party-in-interest

                                 ECOLAB SAVINGS PLAN

                    LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                         for the year ended December 31, 1996

                                     ___________

                                    EIN 41-0231510

                                   Plan Number: 003

(Dollars in thousands)
                                                                                          (h)
                                                                                         Current
                                                                                        Value of
                                         (b)                   (c)      (d)     (g)      Asset on      (i)
           (a)                        Description           Purchase  Selling  Cost of  Transaction  Net Gain
Identity of Party Involved             of Asset               Price    Price    Asset      Date      or (Loss)
--------------------------    --------------------------    --------  -------  -------  -----------  ---------
Series of Transactions:
-----------------------

Fidelity Management
  Trust Company               Fidelity Retirement Money
                                Market Portfolio            $10,019            $10,019  $10,019
                              Fidelity Retirement Money
                                Market Portfolio                      $ 8,287    8,287    8,287        $ -
                              Fidelity Puritan Fund          25,740             25,740   25,740
                              Fidelity Puritan Fund                    11,097   10,813   11,097         284
                              Spartan U.S. Equity
                                Index Fund                   10,095             10,095   10,095
                              Spartan U.S. Equity
                                Index Fund                              5,233    4,610    5,233         623
                              Fidelity Magellan Fund         12,343             12,343   12,343
                              Fidelity Magellan Fund                    7,488    7,554    7,488         (66)
                              Managed Income Fund            10,542             10,542   10,542
                              Managed Income Fund                       8,316    8,316    8,316          -

                                     (Continued)
                                          22

                                 ECOLAB SAVINGS PLAN

                    LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                  for the year ended December 31, 1996, (Continued)

                                     ___________

                                    EIN 41-0231510

                                   Plan Number: 003

(Dollars in thousands)
                                                                                          (h)
                                                                                         Current
                                                                                        Value of
                                         (b)                   (c)      (d)     (g)      Asset on      (i)
           (a)                        Description           Purchase  Selling  Cost of  Transaction  Net Gain
Identity of Party Involved             of Asset               Price    Price    Asset      Date      or (Loss)
--------------------------    --------------------------    --------  -------  -------  -----------  ---------

Ecolab Inc./Fidelity
  Management Trust Co.        Ecolab Stock Fund             $29,760            $29,760  $29,760
                              Ecolab Stock Fund                       $19,735   15,815   19,735      $3,920

Single Transactions:
--------------------

Fidelity Management
  Trust Company               Fidelity Puritan Fund          14,720             14,720   14,720


NOTE (1):  The following columns of Schedule 27d were excluded as they are not applicable: (e) - Lease Rental and (f) - Expenses Incurred with Transaction.

NOTE (2):  Series of transactions are inclusive of single transactions for each respective fund.

                           ECOLAB SAVINGS PLAN
                                EXHIBITS






The following documents are filed as exhibits to this Report:

Exhibit No.                Document
-----------                --------

    (23)          Consent of Independent Accountants.






                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                          ECOLAB SAVINGS PLAN




DATE  June 27, 1997       By:/s/Diana D. Lewis
      -------------       ----------------------------------------------------

                          Diana D. Lewis
                          Vice President -
                          Human Resources of Ecolab Inc.
                          (Plan Administrator)

                               EXHIBIT INDEX




Exhibit No.  Document                                 Method of Filing
-----------  --------                                 ----------------

   (23)      Consent of Independent Accountants.      Filed herewith
                                                      electronically